Annual Shareholder Meeting Results
PIMCO Global StocksPlus Income Fund

PIMCO Global StocksPLUS Income Fund held its annual meeting of shareholders on July 17, 2014. Shareholders voted as indicated below:


Reelection of Alan Rappaport Class III to serve until the annual meeting for the
2017 2018 fiscal year Affirmative 9,048,836
Withheld Authority 344,253

Re-election of John C. Maney Class III to serve until the annual Meeting for the
2017-2018 fiscal year Affirmative 9,055,815
Withheld Authority 337,274

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A.
DeCotis and Messrs. Hans W. Kertess, William B. Ogden,
IV, James A. Jacobson and Bradford K.
Gallagher continued to serve as Trustees of the Fund.

Interested Trustee

Special Shareholder Meeting Results PIMCO Global StocksPLUS &
Income Fund

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in the Notes.
to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO Global StocksPlus  Income Fund and Pacific Investment
Management Company LLC

   For      Against   Abstain
4,657,503   193,800   757,122